Filing pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Chesapeake Lodging Trust

Subject Company: Chesapeake Lodging Trust

Commission File Number: 001-34572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2019

CHESAPEAKE LODGING TRUST

(Exact name of registrant as specified in its charter)

Maryland	001-34572	27-0372343
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4300 Wilson Boulevard, Suite 625
Arlington Virginia	22203
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (571) 349-9450

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange On Which Registered
Common Shares of Beneficial Interest, $.01 par value	CHSP	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02. Results of Operations and Financial Condition.

On August 1, 2019, the Trust issued a press release announcing its financial results for the quarter ended June 30, 2019. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated by reference herein.

The information furnished in this Form 8-K and the Exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description

99.1	Press release dated August 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2019	CHESAPEAKE LODGING TRUST

	By:	/s/ Graham J. Wootten
Graham J. Wootten
Senior Vice President and Chief Accounting Officer

Exhibit 99.1 PRESS RELEASE For Immediate Release Contact: Douglas W. Vicari (571) 349-9452

CHESAPEAKE LODGING TRUST REPORTS SECOND QUARTER RESULTS

ARLINGTON, VA, August 1, 2019 – Chesapeake Lodging Trust (NYSE:CHSP), a lodging real estate investment trust (REIT), reported today its financial results for the quarter ended June 30, 2019.

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the consolidated financial results for the three and six months ended June 30, 2019 and 2018 (in millions, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Total revenue	$159.0	$163.3	$292.7	$298.3
Net income	$18.2	$23.8	$26.5	$30.4
Net income per diluted common share	$0.30	$0.40	$0.44	$0.50
Adjusted Hotel EBITDAre(1)	$56.5	$59.2	$93.6	$96.9
Adjusted Corporate EBITDAre(1)	$52.0	$54.5	$84.3	$86.8
AFFO available to common shareholders(1)	$41.4	$42.9	$68.2	$68.5
AFFO per diluted common share	$0.69	$0.72	$1.13	$1.15
Weighted-average number of diluted common shares outstanding	60,261,803	59,793,063	60,241,264	59,760,765

(1)	See the discussion included in this press release for information regarding this non-GAAP financial measure.

HOTEL OPERATING RESULTS

The Trust uses the term “comparable” to refer to metrics that include only those hotels owned for the entirety of the two periods being compared. As of June 30, 2019, the Trust owned 20 hotels. Since the Hyatt Centric Santa Barbara was sold on July 26, 2018, it has been excluded from the comparable hotel portfolio metrics for the three and six months ended June 30, 2018. Included in the

PRESS RELEASE For Immediate Release Contact: Douglas W. Vicari (571) 349-9452

following table are comparisons of the key operating metrics for the comparable 20-hotel portfolio for the three and six months ended June 30, 2019 and 2018 (in thousands, except for ADR and RevPAR):

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	Change	2019	2018	Change
Comparable Occupancy	88.8%	89.0%	(20) bps	83.7%	84.9%	(120) bps
Comparable ADR	$237.41	$240.02	(1.1)%	$230.64	$227.72	1.3%
Comparable RevPAR	$210.85	$213.69	(1.3)%	$193.13	$193.43	(0.2)%
Comparable Adjusted Hotel EBITDAre(1)	$56,496	$57,801	(2.3)%	$93,624	$94,580	(1.0)%
Comparable Adjusted Hotel EBITDAre Margin(1)	35.5%	36.3%	(80) bps	32.0%	32.6%	(60) bps

(1)	See the discussion included in this press release for information regarding this non-GAAP financial measure.

Comparable RevPAR for the second quarter 2019 was negatively impacted by the following items: (1) displacement from a guestroom renovation at the Hyatt Regency Mission Bay Spa and Marina (approximately 30 bps), (2) a mechanical fire at the Le Meridien New Orleans in May resulting in the closure of the hotel for 11 days (approximately 80 bps) and (3) an adjustment to rooms revenue related to Marriott loyalty program stays recognized in previous periods at the Royal Palm South Beach Miami, a Tribute Portfolio Resort (approximately 50 bps). Adjusting for these three items, RevPAR for the second quarter 2019 would have increased 0.3%.

DIVIDEND

On April 15, 2019, the Trust paid a dividend in the amount of $0.40 per share to its common shareholders of record as of March 29, 2019. On June 12, 2019, the Trust declared a dividend in the amount of $0.40 per share payable to its common shareholders of record as of June 28, 2019. The dividend was paid on July 15, 2019.

PENDING MERGER

On May 6, 2019, the Trust announced that it had entered into a definitive merger agreement to be acquired by Park Hotels & Resorts, Inc. (NYSE:PK)(“Park”). Under the terms of the merger agreement, shareholders of the Trust will receive $11.00 in cash and 0.628 of a share of Park common stock for each outstanding common share of the Trust. The proposed merger remains subject to receipt of the required approval of the Trust’s shareholders and completion of other customary closing requirements and conditions. A special meeting of the Trust’s shareholders to consider and vote upon the proposed merger has been scheduled for September 10, 2019. The Trust will not be holding earnings conference calls during the pendency of the proposed merger.

On July 25, 2019, the Trust announced that it had entered into an agreement to sell the 122-room Hyatt Herald Square New York and the 185-room Hyatt Place New York Midtown South, both located in New York, New York, for an aggregate sale price of $138.0 million, or approximately $450,000 per key, subject to customary pro-rations at closing. The proposed sale by the Trust of these New York hotels is anticipated to occur in mid-to-late September 2019 prior to completion of the Trust’s proposed merger with Park.

PRESS RELEASE For Immediate Release Contact: Douglas W. Vicari (571) 349-9452

The Trust acquired the Hyatt Herald Square New York in December 2011 for $52.0 million, or $428,000 per key, and the Hyatt Place New York Midtown South in March 2013 for $76.2 million, or $412,000 per key. The $138.0 million aggregate sale price represents a 5.9% trailing twelve month NOI cap rate.

NON-GAAP FINANCIAL MEASURES

The Trust reports the following seven non-GAAP financial measures (within the meaning of the rules of the Securities and Exchange Commission) that it believes are useful to investors as key measures of its operating performance: (1) EBITDAre, (2) Adjusted Corporate EBITDAre, (3) Adjusted Hotel EBITDAre, (4) Adjusted Hotel EBITDAre Margin, (5) FFO, (6) FFO available to common shareholders and (7) AFFO available to common shareholders. Reconciliations of all non-GAAP financial measures to the most comparable GAAP measure are included in the accompanying financial tables.

EBITDAre — The Trust calculates EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), which defines EBITDAre as net income (calculated in accordance with GAAP) before interest, income taxes, depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, and adjustments for unconsolidated partnerships and joint ventures. The Trust believes that EBITDAre provides investors a useful financial measure to evaluate the Trust’s operating performance, excluding the impact of the Trust’s capital structure (primarily interest expense) and the Trust’s asset base (primarily depreciation and amortization).

Adjusted Corporate EBITDAre — The Trust further adjusts EBITDAre for certain additional recurring and non-recurring items that are not in NAREIT’s definition of EBITDAre. Specifically, the Trust adjusts for hotel acquisition costs and non-cash amortization of operating lease right-of-use assets, intangible assets and liabilities, deferred franchise costs, and deferred key money, all of which are recurring items. For the three and six months ended June 30, 2019, the Trust also adjusted for non-recurring costs related to the Park merger. The Trust believes that Adjusted Corporate EBITDAre provides investors another financial measure of its operating performance that provides for greater comparability of its core operating results between periods.

Adjusted Hotel EBITDAre — The Trust further adjusts Adjusted Corporate EBITDAre for corporate general and administrative expenses, which is a recurring item. The Trust believes that Adjusted Hotel EBITDAre provides investors a useful financial measure to evaluate the Trust’s hotel operating performance by excluding the impact of corporate-level expenses.

Adjusted Hotel EBITDAre Margin — Adjusted Hotel EBITDAre Margin is defined as Adjusted Hotel EBITDAre as a percentage of total revenues. The Trust believes that Adjusted Hotel EBITDAre Margin provides investors another useful financial measure to evaluate the Trust’s hotel operating performance.

PRESS RELEASE For Immediate Release Contact: Douglas W. Vicari (571) 349-9452

FFO — The Trust calculates FFO in accordance with standards established by NAREIT, which defines FFO as net income (calculated in accordance with GAAP), excluding depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, adjustments for unconsolidated partnerships and joint ventures, and the cumulative effect of changes in accounting principles. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. By excluding the effect of depreciation and amortization and gains (losses) from sales of real estate, both of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, the Trust believes that FFO provides investors a useful financial measure to evaluate the Trust’s operating performance.

FFO available to common shareholders — The Trust reduces FFO for dividends declared on and earnings allocated to unvested time-based awards (consistent with adjustments required by GAAP in reporting net income available to common shareholders and related per share amounts). FFO available to common shareholders provides investors another financial measure to evaluate the Trust’s operating performance after taking into account the interests of holders of the Trust’s unvested time-based awards.

AFFO available to common shareholders — The Trust further adjusts FFO available to common shareholders for certain additional recurring and non-recurring items that are not in NAREIT’s definition of FFO. Specifically, the Trust adjusts for hotel acquisition costs and non-cash amortization of operating lease right-of-use assets, intangible assets and liabilities, deferred franchise costs, and deferred key money, all of which are recurring items. For the three and six months ended June 30, 2019, the Trust also adjusted for non-recurring costs related to the Park merger. The Trust believes that AFFO available to common shareholders provides investors another financial measure of its operating performance that provides for greater comparability of its core operating results between periods.

ABOUT CHESAPEAKE LODGING TRUST

Chesapeake Lodging Trust is a self-advised lodging real estate investment trust (REIT) focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the United States. The Trust owns 20 hotels with an aggregate of 6,288 rooms in eight states and the District of Columbia. Additional information can be found on the Trust’s website at www.chesapeakelodgingtrust.com.

PRESS RELEASE For Immediate Release Contact: Douglas W. Vicari (571) 349-9452

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Park and the Trust, including statements regarding the expected timetable for completing the New York hotel sales and pending merger. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “aim,” “target,” “predict,” “project,” “seek,” “would,” “could,” “continue,” “possible,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite approval of the Trust’s shareholders; uncertainties as to the timing to consummate the potential merger and sales of the New York hotels; the risk that a condition to closing the potential merger or sales of the New York hotels may not be satisfied; and the effects of industry, market, economic, political or regulatory conditions outside of Park’s or the Trust’s control. Other factors are described in Park’s and the Trust’s respective filings with the SEC, including Park’s and the Trust’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Trust assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of May 5, 2019, by and among Park, the Trust and the other entities party thereto. In connection with the proposed transaction, Park has filed with the SEC and attained effectiveness of a registration statement on Form S-4 that includes a proxy statement of the Trust and a prospectus of Park. Park and the Trust also plan to file other relevant documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus has been sent to the Trust’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by Park and the Trust with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC are available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by the Trust with the SEC are available free of charge on the Trust’s website at http://www.chesapeakelodgingtrust.com or by contacting the Trust at (571) 349-9452.

PRESS RELEASE For Immediate Release Contact: Douglas W. Vicari (571) 349-9452

The Trust and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of the Trust is available in its definitive proxy statement filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors may obtain free copies of these documents from Park or the Trust using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CHESAPEAKE LODGING TRUST

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Property and equipment, net	$1,710,972	$1,732,154
Operating lease right-of-use assets, net	74,722	—
Intangible assets, net	31,278	34,678
Cash and cash equivalents	46,239	71,259
Restricted cash	35,748	31,614
Accounts receivable, net	28,363	18,360
Prepaid expenses and other assets	19,955	21,012

Total assets	$1,947,277	$1,909,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	$745,547	$751,389
Operating lease liabilities	71,793	—
Accounts payable and accrued expenses	68,895	72,555
Other liabilities	32,251	31,155

Total liabilities	918,486	855,099

Commitments and contingencies
Preferred shares, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding, respectively	—	—
Common shares, $.01 par value; 400,000,000 shares authorized; 60,765,796 shares and 60,263,670 shares issued and outstanding, respectively	608	603
Additional paid-in capital	1,196,084	1,193,455
Cumulative dividends in excess of net income	(166,460)	(144,341)
Accumulated other comprehensive income (loss)	(1,441)	4,261

Total shareholders’ equity	1,028,791	1,053,978

Total liabilities and shareholders’ equity	$1,947,277	$1,909,077

SUPPLEMENTAL CREDIT INFORMATION:
Fixed charge coverage ratio(1)	3.31	3.33
Leverage ratio(1)	33.5%	33.1%

(1)	Calculated as defined under the Trust’s revolving credit facility.

CHESAPEAKE LODGING TRUST

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
REVENUE
Rooms	$120,652	$125,517	$219,734	$226,130
Food and beverage	30,156	30,561	57,621	58,194
Other	8,169	7,207	15,359	13,986

Total revenue	158,977	163,285	292,714	298,310

EXPENSES
Hotel operating expenses:
Rooms	27,366	27,472	52,216	52,758
Food and beverage	21,386	21,790	41,845	42,849
Other direct	1,257	1,204	2,344	2,352
Indirect	52,409	53,544	102,559	103,337

Total hotel operating expenses	102,418	104,010	198,964	201,296
Depreciation and amortization	18,782	19,105	37,419	38,313
Air rights contract amortization	130	130	260	260
Corporate general and administrative	4,490	4,725	9,359	10,103
Costs related to the Park merger	4,400	—	4,400	—

Total operating expenses	130,220	127,970	250,402	249,972

Interest income	234	38	490	38
Interest expense	(8,039)	(8,914)	(16,039)	(17,758)

Income before income taxes	20,952	26,439	26,763	30,618
Income tax expense	(2,711)	(2,629)	(271)	(259)

Net income	$18,241	$23,810	26,492	30,359

Net income per common share:
Basic	$0.31	$0.40	$0.44	$0.51
Diluted	$0.30	$0.40	$0.44	$0.50
Weighted-average number of common shares outstanding:
Basic	59,394,134	59,133,648	59,392,327	59,126,894
Diluted	60,261,803	59,793,063	60,241,264	59,760,765

CHESAPEAKE LODGING TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income	$26,492	$30,359
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,419	38,313
Air rights contract amortization	260	260
Deferred financing costs amortization	742	834
Share-based compensation	3,797	3,784
Other	(144)	(150)
Changes in assets and liabilities:
Accounts receivable, net	(10,003)	(13,293)
Prepaid expenses and other assets	(3,229)	(2,236)
Accounts payable and accrued expenses	(3,324)	2,423
Other liabilities	—	(96)

Net cash provided by operating activities	52,010	60,198

Cash flows from investing activities:
Improvements and additions to hotels	(16,176)	(18,906)

Net cash used in investing activities	(16,176)	(18,906)

Cash flows from financing activities:
Borrowings under revolving credit facility	10,000	40,000
Repayments under revolving credit facility	(10,000)	(30,000)
Scheduled principal payments on mortgage debt	(6,584)	(6,545)
Payment of deferred financing costs	—	(1,556)
Payment of dividends to common shareholders	(48,973)	(47,513)
Repurchase of common shares	(1,163)	(1,146)

Net cash used in financing activities	(56,720)	(46,760)

Net decrease in cash, cash equivalents, and restricted cash	(20,886)	(5,468)
Cash, cash equivalents, and restricted cash, beginning of period	102,873	74,916

Cash, cash equivalents, and restricted cash, end of period	$81,987	$69,448

CHESAPEAKE LODGING TRUST

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands, except per share data)

(unaudited)

The following table reconciles net income to EBITDAre, Adjusted Corporate EBITDAre, Adjusted Hotel EBITDAre, and Adjusted Hotel EBITDAre Margin for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net income	$18,241	$23,810	$26,492	$30,359
Add: Interest expense	8,039	8,914	16,039	17,758
Income tax expense	2,711	2,629	271	259
Depreciation and amortization	18,782	19,105	37,419	38,313
Less: Interest income	(234)	(38)	(490)	(38)

EBITDAre	47,539	54,420	79,731	86,651
Add: Non-cash amortization(1)	67	55	134	110
Costs related to the Park merger	4,400	—	4,400	—

Adjusted Corporate EBITDAre	52,006	54,475	84,265	86,761
Add: Corporate general and administrative	4,490	4,725	9,359	10,103

Adjusted Hotel EBITDAre	56,496	59,200	93,624	96,864
Less: Adjusted Hotel EBITDAre of hotel sold(2)	—	(1,399)	—	(2,284)

Comparable Adjusted Hotel EBITDAre	$56,496	$57,801	$93,624	$94,580

Total revenue	$158,977	$163,285	$292,714	$298,310
Less: Total revenue of hotel sold(2)	—	(4,179)	—	(7,749)

Comparable total revenue	$158,977	$159,106	$292,714	$290,561

Comparable Adjusted Hotel EBITDAre Margin	35.5%	36.3%	32.0%	32.6%

(1)	Reflects non-cash amortization of operating lease right-of-use assets, deferred franchise costs, deferred key money, and air rights contract.
(2)	Reflects results of operations for the Hyatt Centric Santa Barbara, which was sold on July 26, 2018.

CHESAPEAKE LODGING TRUST

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands, except per share data)

(unaudited)

The following table reconciles net income to FFO, FFO available to common shareholders, and AFFO available to common shareholders for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net income	$18,241	$23,810	$26,492	$30,359
Add: Depreciation and amortization	18,782	19,105	37,419	38,313

FFO	37,023	42,915	63,911	68,672
Less: Dividends declared on unvested time-based awards	(119)	(119)	(237)	(240)
Undistributed earnings allocated to unvested time-based awards	—	—	—	—

FFO available to common shareholders	36,904	42,796	63,674	68,432
Add: Non-cash amortization(1)	67	55	134	110
Costs related to the Park merger	4,400	—	4,400	—

AFFO available to common shareholders	$41,371	$42,851	$68,208	$68,542

FFO per common share:
Basic	$0.62	$0.72	$1.07	$1.16
Diluted	$0.61	$0.72	$1.06	$1.15
AFFO per common share:
Basic	$0.70	$0.72	$1.15	$1.16
Diluted	$0.69	$0.72	$1.13	$1.15

(1)	Reflects non-cash amortization of operating lease right-of-use assets, deferred franchise costs, deferred key money, and air rights contract.

CHESAPEAKE LODGING TRUST

CURRENT HOTEL PORTFOLIO

Hotel		Location	Rooms	Acquisition Date
1	Hyatt Regency Boston	Boston, MA	502	March 18, 2010
2	Hilton Checkers Los Angeles	Los Angeles, CA	193	June 1, 2010
3	Boston Marriott Newton	Newton, MA	430	July 30, 2010
4	Le Meridien San Francisco	San Francisco, CA	360	December 15, 2010
5	Homewood Suites Seattle Convention Center	Seattle, WA	195	May 2, 2011
6	W Chicago – City Center	Chicago, IL	403	May 10, 2011
7	Hotel Indigo San Diego Gaslamp Quarter	San Diego, CA	210	June 17, 2011
8	Courtyard Washington Capitol Hill/Navy Yard	Washington, DC	204	June 30, 2011
9	Hotel Adagio San Francisco, Autograph Collection	San Francisco, CA	171	July 8, 2011
10	Hilton Denver City Center	Denver, CO	613	October 3, 2011
11	Hyatt Herald Square New York	New York, NY	122	December 22, 2011
12	W Chicago – Lakeshore	Chicago, IL	520	August 21, 2012
13	Hyatt Regency Mission Bay Spa and Marina	San Diego, CA	438	September 7, 2012
14	Hyatt Place New York Midtown South	New York, NY	185	March 14, 2013
15	W New Orleans – French Quarter	New Orleans, LA	97	March 28, 2013
16	Le Meridien New Orleans	New Orleans, LA	410	April 25, 2013
17	Hyatt Centric Fisherman’s Wharf	San Francisco, CA	316	May 31, 2013
18	JW Marriott San Francisco Union Square	San Francisco, CA	344	October 1, 2014
19	Royal Palm South Beach Miami, a Tribute Portfolio Resort	Miami Beach, FL	393	March 9, 2015
20	Ace Hotel and Theater Downtown Los Angeles	Los Angeles, CA	182	April 30, 2015

			6,288